POLYMET MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2006

U.S. Funds

Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
Interim Consolidated Balance Sheets
As at 31 October and January 31
All figures in Thousands of U.S. Dollars

	31 October	31 January
	2006	2006
ASSETS	(unaudited)	(restated – note 2c))
Current
Cash	14,191	11,671
Accounts receivable and advances	40	41
Prepaid expenses	50	75
	14,281	11,787

Deferred Financing Costs (Note 7e))	1,247	-
Property, Plant and Equipment (Notes 3 and 4)	15,216	14,247
	30,744	26,034

LIABILITIES
Current
Accounts payable and accrued liabilities	1,045	1,669
Due to related parties	12	48
Current portion of long term debt (Note 5)	1,000	1,000
	2,057	2,717

Long term
Long term debt (Note 5)	755	1,420
Asset retirement obligation (Note 6)	2,629	2,510
	5,441	6,647

Contingent Liabilities and Commitments (Notes 4 and 10)
SHAREHOLDERS’ EQUITY
Share Capital - (Note 7)	66,766	49,662
Contributed Surplus – (Note 7d))	9,550	4,431
Deficit	(51,013)	(34,706)
	25,303	19,387
	30,744	26,034

ON BEHALF OF THE BOARD:

“William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 7)
	(restated – Note 2c))
						Deficit	Total
	Authorized			Share	Contributed	(restated –	(restated –
	Shares	Shares	Amount	Subscriptions	Surplus	Note 2c ))	Note 2c ))

Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	873	-	-	-	873
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Reverse shares allotted for exercise of warrants	-	(224,925)	(26)	-	-	-	(26)
Reverse shares allotted for bonus	-	(1,590,000)	(873)	-	-	-	(873)
Issuance of shares for exercise of warrants	-	224,925	26	-	-	-	26
Issuance of shares for bonus	-	1,590,000	873	-	-	-	873
Shares issued for cash:
Private placements	-	28,494,653	20,389	(763)	-	-	19,626
Share issuance costs	-	-	(909)	-	-	-	(909)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	49,662	-	4,431	(34,706)	19,387
Loss for the nine month period	-	-	-	-	-	(16,307)	(16,307)
Issuance of shares for bonus	-	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	14,310	-	-	-	14,310
Exercise of options	-	2,193,000	765	-	-	-	765
Stock-based compensation	-	-	-	-	4,662	-	4,662
Warrants issued for deferred financing costs	-	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	740	-	(740)	-	-
Balance – 31 October 2006 – Shares issued (unaudited)	Unlimited	119,378,876	66,766	-	9,550	(51,013)	25,303

Figures since 31 January 2006 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Loss
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars except per share amounts

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2006	2005	2006	2005
	(restated –	(restated –	(restated –	(restated –
	note 2c))	note 2c))	note 2c))	note 2c))
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pre-feasibility Costs

See Schedule 1 (Note 2b))	1,708	3,772	8,844	6,847

General and Administrative
Administration fees and wages	58	48	177	146
Amortization	2	3	5	6
Conferences	2	-	24	-
Consulting fees (Note 8)	1,312	204	1,585	284
Insurance	10	6	26	25
Investor relations and financing	83	2	108	39
Management fees	60	36	151	89
Office and telephone	54	34	114	70
Professional fees	147	76	372	108
Rent	16	19	48	51
Shareholders’ information	27	16	99	52
Stock-based compensation expense (Note
7c))	524	1,605	4,662	1,922
Transfer agent and filing fees	34	89	126	104
Travel	122	93	357	225
	2,451	2,231	7,854	3,121

Other Expenses (Income)
Interest income, net	(89)	(42)	(318)	(66)
Loss (gain) on foreign exchange conversion	(190)	(204)	(44)	(261)
Rental income	(16)	-	(29)	-
	(295)	(246)	(391)	(327)

Loss for the Period	3,864	5,757	16,307	9,641

Deficit – Beginning of the Period	47,149	22,661	34,706	18,777

Deficit – End of the Period	51,013	28,418	51,013	28,418

Loss per Share	(0.03)	(0.07)	(0.14)	(0.14)

Weighted Average Number of Shares	117,796,637	78,082,754	112,888,667	69,073,740

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars

			Nine
	Three		months
	months	Three	ended	Nine
	ended	months	31 October	months
	31 October	ended	2006	ended
	2006	31 October	(restated –	31 October
	(unaudited)	2005	note 2c))	2005
		(unaudited)	(unaudited)	(unaudited)
Operating Activities
Loss for the period	(3,864)	(5,757)	(16,307)	(9,641)
Adjustments to reconcile loss to net cash
Amortization	2	3	5	6
Consulting fees (Note 8)	1,290	-	1,290	-
Stock-based compensation	524	1,605	4,662	1,922
Changes in current assets and liabilities
Accounts receivable and advances	36	(149)	1	(132)
Prepaid expenses	(2)	(5)	25	217
Accounts payable and accrued liabilities	(270)	2,551	(624)	2,385
Net cash used in operating activities	(2,284)	(1,752)	(10,948)	(5,243)

Financing Activities
Share capital, net	228	16,290	15,074	20,286
Due to related parties	(10)	-	(36)	-
Deferred financing costs	(50)	-	(50)	-
Long term debt	(250)	-	(750)	-
Net cash provided by (used in) financing
activities	(82)	16,290	14,238	20,286

Investing Activities
Property, plant and equipment	(748)	-	(770)	(4)
Net cash used in investing activities	(748)	-	(770)	(4)

Net Increase (Decrease) in Cash	(3,114)	14,538	2,520	15,039

Cash – Beginning of Period	17,305	1,012	11,671	511

Cash – End of Period	14,191	15,550	14,191	15,550

Non-Cash Financing and Investing Activities

Interest on long-term debt	18	-	85	-

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Interim Consolidated Schedule of Pre-Feasibility Costs
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars

	Three		Nine
	months		months
	ended	Three	ended	Nine
	31 October	months	31 October	months
	2006	ended	2006	ended
	(unaudited)	31 October	(restated –	31 October
		2005	note 2c))	2005
		(unaudited)	(unaudited)	(unaudited)
Direct
Camp and general	26	8	157	27
Consulting fees	224	164	819	465
Drilling	12	369	94	2,062
Engineering	167	(112)	642	79
Environmental	410	471	3,302	1,112
Geological and geophysical	4	5	55	35
Insurance	8	-	30	-
Land lease, taxes and licenses	43	-	127	-
Metallurgical	-	1,873	303	1,893
Mine planning	196	727	2,236	763
Permitting	-	136	2	136
Plant maintenance and repair	391	-	682	-
Sampling	227	131	395	275

Total Costs for the Period (Note 2b))	1,708	3,772	8,844	6,847

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS)” prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

2.	Significant Accounting Policies and Restatements

	a)	Basis of Presentation

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2006.

	b)	Mineral Operations

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the feasibility of a mining operation are expensed as incurred. Mineral property development expenditures incurred subsequent to the determination of the feasibility of a mining operation and mineral property acquisition costs are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

c)	Restatements

During the third quarter, the Company re-examined its accounting for stock-based compensation and the share bonus program as well as its accrual procedures. As a result of this re-examination, the Company determined that stock-based compensation and pre-feasibility expense were inappropriately measured and recognized during the quarters ended 30 April and 31 July 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	30 April 2006		31 July 2006		31 July 2006
			(3 months ended)		(6 months ended)
	As	Revised	As	Revised	As	Revised
	Previously		Previously		Previously
	Reported		Reported		Reported
Pre-feasibility costs	3,453	3,695	2,793	3,441	6,246	7,136
Stock-based	1,952	3,789	4,168	349	6,120	4,138
compensation
General and administrative	2,345	4,305	4,919	1,098	7,326	5,403
costs
Loss for the Period	5,675	7,878	7,769	4,565	13,444	12,443
Deficit	39,742	42,584	47,511	47,149	47,511	47,149
Loss per share	(0.05)	(0.07)	(0.07)	(0.04)	(0.12)	(0.11)
Accounts payable and	491	799			333	1,315
accrued liabilities
Share Capital	60,201	60,839			64,454	65,092
Contributed Surplus	5,890	7,727			9,967	7,986

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments due have been paid or accrued to 31 October 2006. The agreement requires annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving a royalty amount not less than the amount of the annual lease payment due for that year.

4.	Property, Plant and Equipment

Details are as follows:

			31 October	31 January
			2006	2006
		Accumulated	Net Book	Net Book
31 October 2006	Cost	Amortization	Value	Value
NorthMet Project	15,189	-	15,189	14,226
Computers	15	5	10	14
Furniture and equipment	19	5	14	7
Vehicles	3	-	3	-
	15,226	10	15,216	14,247

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Company’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement. The property, plant and equipment assets (the “Erie Plant”) now owned by the Company include land, crushing,

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure. The final allocation of the purchase price has not yet been agreed to between the parties.

As the assets are not in productive use, no amortization of these assets has been recorded to 31 October 2006. The consideration for the Asset Purchase Agreement was $3.4 million in cash ($1,645,000 paid) and the issuance of 6,200,547 common shares (issued on 15 November 2005 at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component of the payment of $2.4 million will be paid in quarterly installments of $250,000 plus interest (Note 5). Interest accrued in the amount of $104,000 has been capitalized as part of the cost of the NorthMet Project assets.

The Company has assumed certain ongoing site-related environmental and reclamation obligations. These environmental and reclamation obligations are presently contracted under the terms of the Purchase Agreement with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $2.6 million (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

On 15 September 2006, the Company announced that it had signed a Letter of Intent with Cliffs whereby PolyMet would acquire property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. It also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities. This transaction (the “Asset Purchase Agreement II”) was closed on 20 December 2006.

The purchase price totalling 2 million shares and $15 million in cash is in four tranches:

•	2 million shares of PolyMet, paid at closing;

•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of commercial financing. Interest will be payable quarterly from 31 December, 2006 at the Wall Street Journal Prime Rate; and,

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

5.	Long Term Debt

Pursuant to the Asset Purchase Agreement (Note 4) the Company signed a note payable to Cliffs in the amount of $2.4 million. The note is interest bearing at the annual simple rate of four percent (4%) and shall be repaid in quarterly instalments of $250,000 plus interest. As at 31 October 2006 the outstanding long term debt was as follows:

	31 October	31 January
	2006	2006

Note payable	1,750	2,400
Accrued interest	5	20
Total debt	1,755	2,420
Less current portion	(1,000)	(1,000)

Long term debt	755	1,420

6.	Asset Retirement Obligation

As part of the consideration for the Asset Purchase Agreement (Note 4), the Company assumed, under contract to Cliffs, the liability for final reclamation and closure of the mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 October 2006 and Canadian generally accepted accounting principles. Once the Company obtains its permit to mine, the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimates are based upon a 31 October 2006 liability estimate of $12.5 million, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in the second half of 2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital

Shares have been issued and stock options and warrants have been priced in Canadian funds, with the exception of the 600,000 warrants issued to BNP Paribas Loan Services, as described in Note 10 d).

a)

Share issuances during the nine month period included warrant exercises for 14,662,703 shares at prices between Cdn$0.10 and Cdn$2.00 (US$0.09 and US$1.77), for total proceeds of $14.3 million. There were 2,193,000 options exercised at prices between Cdn$0.21 and Cdn$1.36 (US$0.186 and US$1.20), for total proceeds of US$0.765 million.

Additionally, 2,350,000 shares were issued as bonus shares under Milestone 3 of the share bonus plan (Note 10a)). These shares were valued at Cdn$0.75 per share, or $1,762,500 (US$1,289,621)

b)

The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the nine month period, the Company granted 3,925,000 options. The maximum number of common shares under the stock option plan is 10% of the outstanding common shares of the Company at the time of granting of the options.

Details of stock option activity are as follows:

	Nine
	months	Year
	ended	ended
	31 October	31 January
	2006	2006

Outstanding - Beginning of period	6,783,700	4,999,552
Granted	3,925,000	3,580,000
Cancelled	(700)	-
Exercised	(2,193,000)	(1,795,852)

Outstanding - End of period	8,515,000	6,783,700

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

As at 31 October 2006, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price	Exercise Price
Expiry Date	(US)	(Cdn)	Number
	$	$
09 March 2009	0.36	0.40	225,000
28 April 2009	0.67	0.75	150,000
05 July 2009	0.59	0.66	1,125,000
18 October 2009	0.70	0.79	50,000
30 March 2010	0.58	0.65	425,000
1 May 2010	0.76	0.85	350,000
15 June 2010	0.84	0.94	40,000
19 September 2010	1.21	1.36	1,690,000
24 October 2010	1.07	1.20	280,000
5 December 2010	1.03	1.15	255,000
20 March 2011	2.46	2.76	3,200,000
19 June 2011	2.65	2.97	325,000
1 September 2011	3.41	3.82	325,000
22 September 2011	3.13	3.51	75,000
Weighted average exercise price	1.66	1.86	8,515,000

As at 31 October 2006 all options had vested and were exercisable.

c)	Stock-Based Compensation

During the nine month period ended 31 October 2006, the Company granted 3,925,000 options to directors, officers, consultants and employees with exercise prices between Cdn$2.76 and Cdn$3.82 (US$2.46 and US$3.41) per option.

The fair value of stock-based compensation in the amount of $4,662,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	4.05%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

The weighted average fair value of the options granted was Cdn$1.37 (US$1.19) .

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

d)	Contributed Surplus

Contributed surplus includes accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	Nine
	months	Year
	ended	ended
	31 October	31 January
	2006	2006
Balance – Beginning of period	4,431	1,006
Current year fair value of stock-based compensation	4,662	3,523
Deferred financing costs	1,197	-
Fair value of stock options exercised during the period and
transferred to share capital	(740)	(98)
Balance – End of period	9,550	4,431

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	Nine
	months	Year
	ended	ended
	31 October	31 January
	2006	2006
Outstanding – Beginning of period	14,663,000	5,841,000
Issued	600,000	15,175,000
Exercised	(14,663,000)	(5,925,000)
Expired	-	(428,000)
Outstanding – End of period	600,000	14,663,000

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 10 d). These warrants are not exercisable until approved by regulators, have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants is $1,197,000.

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

8.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	Nine	Nine
	months	months
	ended	ended
	31 October	31 October
	2006	2005
	$	$
Consulting fees (includes $1,290 related to issuance of bonus shares)	1,585	176
Legal fees	57	-

	1,642	176

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

9.	Segmented Information

The Company is in the process of developing its mineral property in the U.S. and conducts its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	Canada	U.S.	Consolidated
31 October 2006	$	$	$
Segment operating loss for the nine months ended	7,327	8,980	16,307
Identifiable assets	14,978	15,766	30,744

	Canada	U.S.	Consolidated
31 October 2005	$	$	$
Segment operating loss for the nine months ended	2,591	7,050	9,641
Identifiable assets	14,808	1,688	16,496

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

10.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for directors, key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 October 2006, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of Cdn$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and shareholder and regulatory approval were received in the first quarter of fiscal 2006, therefore, during the year ended 31 January 2005, the Company expensed a Cdn$1,192,500 ($872,552) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the nine months ended 31 October 2006, the Company expensed a Cdn$1,762,500 ($1,289,621) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 through 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
31 October 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

contracts and will be replaced by termination agreements representing three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement and Asset Purchase Agreement II with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.